KONA GOLD BEVERAGE, INC.

746 North Drive, Suite A

Melbourne, Florida 32934

November 23, 2020

VIA EDGAR TRANSMISSION

Jeff Gordon

Staff Accountant

Kevin Stertzel

Senior Accountant

Thomas Jones

Staff Attorney

Sherry Haywood

Senior Attorney

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Kona Gold Beverage, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 26, 2020
File No. 333-239883

Ladies and Gentlemen:

Kona Gold Beverage, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 10, 2020 (the “Comment Letter”), with respect to Amendment No. 1 to our Registration Statement on Form S-1, filed with the Commission on October 26, 2020 (the “Registration Statement”).

This letter, filed in connection with our filing of Pre-effective Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), sets forth the comments of the Staff in the Comment Letter and our responses.

Amendment No. 1 to Registration Statement on Form S-1 filed October 26, 2020

General

1.	We note your response to prior comment 1. We continue to consider your response and may have future comments in this area.

Response:

We acknowledge the Staff’s comment 1 and look forward to resolving comment 1 with the Staff.

2.	We note your response to comment 1 and the waived provisions of the Securities Purchase Agreement by the Selling Stockholder. Also, in Section 4(f)(1) of the Form of Debenture Agreement you indicate that there is a 4.99% conversion limitation on beneficial ownership. The Debenture Agreement provides that the cap on beneficial ownership may be waived by the holder. It appears that this feature provides impermissible discretion on the part of the holder. Please explain to us how agreement terms that provide the investor with the ability to make investment decisions under the agreement after the time of filing the resale registration statement are consistent with a conclusion that the unregistered offer and sale were complete when the resale filing was made.

Response:

Section 4(f)(i) of the Debentures (as defined below) limits the holder from converting any portion of the Debentures, or receive shares of our common stock (our “Common Stock”) as payment of interest, if, after giving effect to such conversion or receipt of such interest payment, YAII PN, Ltd. (the “Selling Stockholder”), together with any of its affiliates, would beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in excess of 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to such conversion or receipt of shares as payment interest (the “Beneficial Ownership Limitation”). The Selling Stockholder may waive the Beneficial Ownership Limitation provision upon not less than 65 days’ prior notice to us.

The Beneficial Ownership Limitation provision, and the ability of the Selling Stockholder to waive it upon not less than 65 days’ prior notice to us, does not result in the Selling Stockholder having the ability to make any further investment decisions. It simply serves to limit the Selling Stockholder’s beneficial ownership of our Common Stock, at any point in time. All of the terms of the Debentures, including the right to increase the Beneficial Ownership Limitation, were determined at or prior to the First Closing (as defined in the Securities Purchase Agreement by and between the Company and the Selling Stockholder, dated May 14, 2020 (the “SPA”)). Any waiver of the Beneficial Ownership Limitation does not involve any additional payment by the Selling Stockholder, or receipt by us, of any additional consideration. Moreover, any such increase in the Beneficial Ownership Limitation relates to the conversion of the principal or interest of the applicable Debenture, and not to the original decision to purchase the three Debentures.

We believe that provisions similar to the Beneficial Ownership Limitation provision are customary for PIPE and similar transactions and have been included in numerous similar transaction documents that the Staff has reviewed previously and for which resale registration statements were declared effective. For example, we respectfully direct the Staff’s attention to the following registration statements on Form S-1:

●	Virtus Oil and Gas Corp., Registration Statement on Form S-1 (Registration No.: 333-205237), declared effective on August 10, 2015;
●	HydroPhi Technologies Group, Inc., Registration Statement on Form S-1 (Registration No.: 333-195686), declared effective on July 25, 2014; and
●	Armco Metals Holdings, Inc., Registration Statement on Form S-1 (Registration No.: 333-193103), declared effective February 14, 2014.

Based on the foregoing, we respectfully submit that the offering was complete, except for certain currently extant, standard conditions with respect to the Third Closing (as defined in the SPA) that comply with the Commission’s guidance, and that the Selling Stockholder’s ability to elect to increase the Beneficial Ownership Limitation does not give the Selling Stockholder the ability to make any investment decision regarding the purchase of the Debentures after the filing of the Registration Statement.

3.	We note your response to our prior comment 1. Also, we note that the shares being offered for resale by the selling stockholder includes shares of common stock issuable as interest on the Debentures in lieu of cash. We note further that Section 2(a) of the Securities Purchase Agreement, filed as Exhibit 10.1 provides the selling stockholder with the ability to waive the Equity Conditions that must be met before the company sells and issues the Debentures. It appears that this structure provides the selling stockholder with potential investment decisions. As it is inappropriate to register the resale of securities until after the private offering for those securities has been completed, please provide us with your analysis as to why you believe that the offer and sale of the interest shares and common stock issuable upon conversion of the Secured Convertible Debentures was complete when you filed the resale registration statement. In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and why they are entitled to make additional investment decisions with respect to the interest payments.

Response:

We respectfully direct the Staff’s attention to our response to comment 1 in our prior response letter dated October 26, 2020 (the “Prior Response”). As set forth in the Prior Response, the SPA, as amended by the waiver (the “Waiver”; and, together with the SPA, the “Purchase Agreement”), contemplated three closings. The First Closing (as defined in the SPA), occurred on or about May 14, 2020, the date on which we entered the SPA. We issued to the Selling Stockholder the First Convertible Debenture (as defined in the SPA) in the amount of $250,000 and granted to the Selling Stockholder a Warrant (as defined in the SPA) exercisable for up to 20 million shares of our Common Stock. The Second Closing (as defined in the SPA) occurred on or about July 16, 2020, the date on which we filed the Registration Statement. We issued to the Selling Stockholder the Second Convertible Debenture (as defined in the SPA) in the amount of $250,000. The Third Closing (as defined in the SPA), at which we will issue to the Selling Stockholder the Third Convertible Debenture (as defined in SPA; and, together with the First Convertible Debenture and the Second Convertible Debenture, collectively, the “Debentures”) in the amount of $500,000, is anticipated to occur promptly after the Commission declares the Registration Statement effective. The Third Closing is all that remains.

As set forth in the Prior Response, the only remaining conditions precedent to the occurrence of the Third Closing are: (i) the Commission declaring the Registration Statement effective (see, Section 8(c)(i) of the SPA), (ii) our representations and warranties set forth in the SPA being true and correct in all material respects as of the date when initially made and as of the Third Closing and our performance, satisfaction, and compliance in all material respects with the covenants, agreements, and conditions required to be performed, satisfied, or complied with by us at or prior to the occurrence of the Third Closing (see, Section 8(c)(iv) of the SPA), (iii) our executing and delivering to the Selling Stockholder the Third Convertible Debenture (see, Section 8(c)(v) of the SPA), and (iv) our being current in our filings with the OTC Markets Group Inc. (“OTCM”) and the Commission (to the extent applicable). The Equity Conditions (as defined in the Debentures) do not have to be met in order to consummate the Third Closing. Rather, the Equity Conditions are terms of the Debentures. Moreover, none of the Equity Conditions is within the control of the Selling Stockholder.

Sections 4(a) and (b) of the Debentures provide that the Selling Stockholder is entitled to convert, at its option, any portion of the outstanding and unpaid Conversion Amount (as defined in the Debentures and which Conversion Amount consists of the portion of the Principal and accrued Interest then being converted) into shares of our Common Stock; provided, that, at the time of any such conversion, there is no pending redemption by us. Section 4(a) of the Debentures provides the Selling Stockholder with discretion with respect to the timing of its permissive conversion of the Debentures but does not provide the Selling Stockholder with any discretion as to whether interest may be paid in cash or in shares of our Common Stock, except as interest tracks the payment of principal in shares of our Common Stock through the conversion mechanism. Pursuant to Section 1(b) of the Debentures, we and not the Selling Stockholder have discretion (provided that the Equity Conditions are then satisfied), to make an election to pay interest in cash or in shares of our Common Stock. For avoidance of any doubt, we confirmed with the Selling Stockholder that its perspective is the same – it does not have any discretion in respect of the conversion of interest. If the Selling Stockholder converts a certain amount of principal into shares of our Common Stock, then that amount of accrued and unpaid interest in respect of the converted principal (and no more and no less) shall then be converted. We believe this type of provision is customary for PIPE and similar transactions.

Based on the foregoing, we respectfully submit that the Selling Stockholder is irrevocably bound to receive shares of our Common Stock in lieu of cash for interest payments upon conversion of the Debentures and, thus, no additional investment decisions can, or will, be made with respect to the interest payments. We have also included amended, additional disclosures on cover page and page 5 in Amendment No. 2 to clarify that the number of shares being registered represent shares of our Common Stock that could be used to pay outstanding principal and accrued interest upon conversion of the Debentures. We also expanded the risk factor with the heading “The issuance of shares of our Common Stock upon conversion of the Debentures and upon exercise of the Warrant may dilute the percentage ownership of then-existing stockholders and, then, the resale of shares of our Common Stock by the Selling Stockholder could adversely affect the prevailing market price of our Common Stock” on page 19 to discuss the dilution from the conversion of the Debentures.

Cover Page

4.	We note your response to prior comment 5. Please revise the cover page and page 5 to disclose the market price of your common stock which would result in the issuance of 105,947,397 shares of common stock upon conversion of the three debentures.

Response:

We have included amended and additional disclosures on the cover page and page 5 in Amendment No. 2 to address this comment.

The Private Placement, page 3

5.	We note your response to prior comment 6. Please include an example to explain how the adjustment provision for the debentures and warrant exercise price mentioned on page 4 will be adjusted if you issue additional shares of common stock or common stock equivalents at a price lower than the then current conversion price and exercise price of the debentures and warrant respectively. For example, we note the disclosure on page II-4 about the issuance of 100,000 shares of Series C Preferred Stock for a purchase price of $111,926 and the disclosure in the third and fourth paragraphs on page II-5 about the issuance of 110,000,000 shares of common stock upon conversion of the Series C Preferred Stock in 2019.

Response:

We have included an example to explain how the adjustment provision for the debentures and warrant exercise price will be adjusted. The additional disclosures are included on the cover page, page 4, and page 27 in Amendment No. 2.

Risk Factors, page 6

6.	Please include a prominently placed risk factor to quantify the extent to which you have been funding the company through loans, salary deferments, and stock issuance deferments from officers and affiliates of the company. Also, disclose the number of months of operations your current cash resources will fund and the amount required to fund your financial obligations for the next 12 months.

Response:

In response to comment 6, we have included a risk factor on page 6 in Amendment No. 2.

7.	In your risk factor “We can sell . . .” on page 21, please highlight the number of shares of common stock the company may have to issue to convert your 988,140 issued and outstanding shares of preferred stock into common stock that could dilute the holdings of the company’s shareholders. In this regard, we note the number of shares issued upon conversion of Series B Preferred Stock and Series C Preferred Stock mentioned on pages II-2 through II-6.

Response:

In response to comment 7, we have included amended, additional disclosures on page 18 in Amendment No. 2.

Note Receivable – Branded Legacy, page 50

8.	We may have further comment regarding your response to prior comment 21 after you expand the response to:

●	Provide an analysis regarding why the distribution should be considered pro rata given you retained a percentage of the Branded Legacy shares following the distribution. In this regard, it appears that the ownership interest of the 104 shareholders in the registrant differed from their ownership in Branded Legacy.

●	Provide an analysis supporting your belief, if applicable, that the issuance of shares in the October 10, 2016 transaction was eligible from an exemption from registration under the Securities Act. In this regard, we note the statements by Mr. Clark in the October 5, 2016 press release on your website and in a publicly available article dated October 24, 2016 about issuing the shares to your shareholders.

Response:

We believe that the dividend to our stockholders of shares of common stock (the “Share Dividend”) of Elev8 Brands, Inc. (now known as Branded Legacy, Inc., but formerly known as Elev8 Brands, Inc. and, prior to that, known as PLAD, Inc. (and is referred to herein as “Branded Legacy”)) did not require registration under the Securities Act of 1933, as amended (the “Securities Act”). We believe the Share Dividend was not, and should not be viewed as constituting, an “offer to sell” or “sale” of securities within Section 2(a)(3) of the Securities Act and, accordingly, registration of our Share Dividend of Branded Legacy’s common stock was not required. Although we concede that we did not fully meet the guidelines set forth in Staff Legal Bulletin No. 4 (September 16, 1997) (the “SLB 4”), we respectfully offer that any noncompliance was immaterial at best. However, given that the Staff, to date, has not agreed with our positions related to the Share Dividend and subsequent to our conversations with Staff about this issue, we have included in Amendment No. 2, on page 19, the following risk factor:

“We previously effected, as a dividend to our stockholders, a distribution of common stock of Elev8 Hemp, as our wholly-owned subsidiary, and Branded Legacy, Inc., formerly known as Elev8 Brands, Inc. and, prior to that, known as PLAD, Inc. (“Branded Legacy”), which may have violated Section 5 of the Securities Act. In 2017, as a dividend to our stockholders, we distributed approximately 25% of the shares of common stock of Branded Legacy that we then held. That transaction was not registered under the Securities Act, and we may not have fully complied with the guidance provided in SEC Legal Bulletin No. 4, which requires a company to satisfy five conditions in connection with a spin-off transaction. As a result, we may have potentially violated Section 5 of the Securities Act in that an effective registration statement was not on file prior to our effecting that dividend. We do not believe that our stockholders receiving the dividend have any recession rights, nor do we believe that they would have any claims for damages; however, it is possible that the SEC could commence an enforcement action against us, although we have no reason to believe in that outcome. For additional information regarding the dividend, see “Management’s Discussion and Analysis and Results of Operations – Liquidity and Capital Resources” for additional information.”

We also discussed this potential violation of Section 5 of the Securities Act with our independent registered public accounting firm and concluded that we do not need to account for any contingent liability in our financial statements.

Financial Statements for the Period Ended June 30, 2020, page F-1

9.	Please include interim financial statements for the period ended September 30, 2020. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Response:

We have included the interim financial statements for the period ended September 30, 2020 in Amendment No. 2 and have updated the financial information throughout.

Note 20 – Concentrations, page F-27

10.	You disclose that one customer represented 12% of your total revenue for the three months ended June 30, 2020, while no customers represented 10% or more of you total revenue for the three months ended June 30, 2019. Please enhance your disclosure to state whether any customers represented 10% or more of your total revenue for the six months ended June 30, 2020 and 2019.

Response:

We have enhanced our disclosures in Note 20, Concentrations, on page F-30 in Amendment No. 2.

Financial Statements for the Year Ended December 31, 2019

Note 2 – Summary of Significant Accounting Policies

S. Recently Issued Accounting Pronouncements, page F-42

11.	Please clarify your disclosure in which you state ASC Topic 718 was effective for public companies for fiscal years that being after December 15, 2019, yet the standard became effective for you on January 1, 2019.

Response:

We have clarified our disclosure to state that ASC Topic 718 became effective for us on January 1, 2020. This amended, additional disclosure is on page F-43 in Amendment No. 2.

Note 16 – Segments, page F-53

12.	We have reviewed your response to prior comment 34. As we previously requested, please enhance your disclosure here and on page F-24 to also provide the disclosures required by ASC 280-10-50-40 regarding your different products lines. In this regard, we note your disclosure on page 34 that you have four distinct product lines: hemp-infused energy drinks, CBD-infused energy water, CBD-infused high-alkaline water, and apparel with your trademark logo.

Response:

The amended, additional disclosures are on pages F-6, F-27, F-37, and F-54 in Amendment No. 2.

Note 20 – Concentrations, page F-56

13.	We have reviewed your response to prior comment 40. Your disclosure that one customer accounted for 16%, or $19,471, of the outstanding accounts receivable of approximately $160,400, less intercompany transactions of approximately $40,630, but before allowances for doubtful accounts, as of December 31, 2019. Per the balance sheet on page F-32, your accounts receivable balance, net of allowance for doubtful accounts of $5,019, was $63,073 as of December 31, 2019. Please revise your disclosure to clearly show how you have calculated an accounts receivable balance of $160,400 as well as how you have calculated that 16% of your outstanding accounts receivable balance was $19,471. In doing so, please ensure that the amounts you disclosure agree to the amounts presented in the financial statements. In a similar manner, please also address your disclosure on page F-27 in which you state accounts receivable as of June 30, 2020 was $115,205. In this regard, we note accounts receivable as of June 30, 2020, per your balance sheet, was $67,454.

Response:

We have revised the disclosures related to concentrations on pages F-30 and F-57 in Amendment No. 2.

Recent Sales of Unregistered Securities, page II-2

14.	We note your response to prior comment 42. Please continue to revise this section to comply with Item 701 of Regulation S-K. For example revise pages II-2, II-4 and II-5 to state the dates you issued to Matthew Nicoletti 50,000 shares of Series B Preferred Stock, 45,000 shares of Series C Preferred Stock and 55,000 shares of Series C Preferred Stock, respectively. In addition, revise pages II-4 and II-5 to state the aggregate offering price paid by Mr. Nicoletti to purchase the 45,000 shares of Series C Preferred Stock and 55,000 shares of Series C Preferred Stock, respectively.

Response:

On June 29, 2016, we entered a subscription agreement with Matthew Nicoletti, owner and Chief Executive Officer of Quantum Capital Group LLC (“Quantum”), for the purchase of 50,000 shares of our Series B Preferred Stock. On the date on which we entered the subscription agreement, the price per share of our Common Stock as reported by the OTC Markets Group Inc. (the “OTCM”) was $0.0068. These shares were issued to Mr. Nicoletti for a purchase price of $9,800, or $0.196 per share of our Series B Preferred Stock, on July 11, 2017. At the date of issuance, the per-share fair market value of our Common Stock was $0.0088 per share, based on the closing price of our Common Stock as reported by the OTCM. The shares of our Series B Preferred Stock were convertible into an aggregate of 50,000,000 shares of our Common Stock. On August 2, 2017, Mr. Nicoletti converted all of such shares of our Series B Preferred Stock into an aggregate of 50,000,000 shares of our Common Stock. Our Common Stock had a per-share fair market value of $0.012 at the date of conversion based on the closing price of our Common Stock as reported by the OTCM on that date, or an aggregate fair market value of $600,000.

The above paragraph of amended and additional disclosure is contained on page II-2 in Amendment No. 2.

On November 28, 2016, we entered a subscription agreement (the “2016 Subscription Agreement”) with Matthew Nicoletti, owner and Chief Executive Officer of Quantum, for the purchase of 55,000 shares of our Series C Preferred Stock for a purchase price of $44,000, or approximately $0.80 per share of our Series C Preferred Stock. On November 28, 2016, the closing price of our Common Stock was $0.0031 per share as reported by the OTCM. The 55,000 shares of our Series C Preferred Stock were convertible into 55,000,000 shares of our Common Stock. On December 22, 2017, we issued the 55,000 shares of our Series C Preferred Stock to Mr. Nicoletti pursuant to the 2016 Subscription Agreement. On December 22, 2017, the closing price of our Common Stock was $0.0149 per share as reported by the OTCM. On March 6, 2018, Mr. Nicoletti converted those 55,000 shares of our Series C Preferred Stock into 55,000,000 shares of our Common Stock. Our Common Stock had a per-share fair market value of $0.016 at the date of conversion based on the closing price of our Common Stock as reported by the OTCM on that date, or an aggregate fair market value of $880,000.

The above paragraph of amended and additional disclosures is on page II-3 in Amendment No. 2.

On March 27, 2017, we entered a subscription agreement (the “March 2017 Subscription Agreement”) with Matthew Nicoletti, owner and Chief Executive Officer of Quantum, for the purchase of 100,000 shares of our Series C Preferred Stock for a purchase price of $86,000, or approximately $0.86 per share of our Series C Preferred Stock. The 100,000 shares of our Series C Preferred Stock were convertible into 100,000,000 shares of our Common Stock. On July 16, 2018, we issued the 100,000 shares of our Series C Preferred Stock pursuant to the March 2017 Subscription Agreement. On March 27, 2017 (the date on which we entered the March 2017 Subscription Agreement), the closing price of our Common Stock was $0.0079 per share as reported by the OTCM. On July 16, 2018 (the date on which we issued the shares of our Series C Preferred Stock), the closing price of our Common Stock was $0.0118 per share as reported by the OTCM. On November 16, 2018, Mr. Nicoletti converted 45,000 of the shares of our Series C Preferred Stock that had been issued pursuant to the March 2017 Subscription Agreement into 45,000,000 shares of our Common Stock. Our Common Stock had a per-share fair market value of $0.0939 at the date of conversion based on the closing price of our Common Stock as reported by the OTCM on that date, or an aggregate fair market value of $4,225,500. On February 11, 2019, Mr. Nicoletti converted the remaining 55,000 shares of our Series C Preferred Stock that had been issued pursuant to the March 2017 Subscription Agreement into 55,000,000 shares of our Common Stock. Our Common Stock had a per-share fair market value of $0.0840 at the date of conversion based on the closing price of our Common Stock as reported by the OTCM on that date, or an aggregate fair market value of $4,620,000.

The above paragraph of amended and additional disclosures is on pages II-4 and II-5 in Amendment No. 2.

On December 22, 2017, we entered a subscription agreement (the “December 2017 Subscription Agreement”) with Matthew Nicoletti, owner and Chief Executive Officer of Quantum, for the purchase of 110,000 shares of our Series C Preferred Stock for a purchase price of $11,926, or approximately $1.02 per share of our Series C Preferred Stock. The 110,000 shares of our Series C Preferred Stock were convertible into 110,000,000 shares of our Common Stock. On July 16, 2018, we issued the 110,000 shares of Series C Preferred Stock pursuant to the December 2017 Subscription Agreement. On December 22, 2017 (the date on which we entered the December 2017 Subscription Agreement), the closing price of our Common Stock was $0.0149 per share as reported by the OTCM. On July 16, 2018 (the date on which we issued the shares of our Series C Preferred Stock), the closing price of our Common Stock was $0.0118 per share as reported by the OTCM. On March 18, 2019, Mr. Nicoletti converted 58,000 of the shares of our Series C Preferred Stock that had been issued in connection with the December 2017 Subscription Agreement into 58,000,000 shares of our Common Stock. Our Common Stock had a per-share fair market value of $0.0785 at the date of conversion based on the closing price of our Common Stock as reported by the OTCM on that date, or an aggregate fair market value of $4,553,000. On April 17, 2019, Mr. Nicoletti converted the remaining 52,000 shares of our Series C Preferred Stock that had been issued pursuant to the December 2017 Subscription Agreement into 52,000,000 shares of our Common Stock. Our Common Stock had a per-share fair market value of $0.076 at the date of conversion based on the closing price of our Common Stock as reported by the OTCM on that date, or an aggregate fair market value of $3,952,000.

The above paragraph of amended and additional disclosures is on pages II-4 and II-5 in Amendment No. 2.

On April 10, 2018, we entered a subscription agreement (the “2018 Subscription Agreement”) with Matthew Nicoletti, owner and Chief Executive Officer of Quantum, for the purchase of 106,000 shares of our Series C Preferred Stock for a purchase price $106,000, or $1.00 per share of our Series C Preferred Stock. The 106,000 shares of our Series C Preferred Stock were convertible into 106,000,000 shares of our Common Stock. On July 16, 2018, we issued the shares of Series C Preferred Stock Pursuant to the 2018 Subscription Agreement. On April 10, 2018 (the date on which we entered the 2018 Subscription Agreement), the closing price of our Common Stock was $0.009 per share as reported by the OTCM. On July 16, 2018 (the date on which we issued the shares of our Series C Preferred Stock), the closing price of our Common Stock was $0.0118 per share as reported by the OTCM. On July 2, 2019, Mr. Nicoletti converted 50,000 of the shares of our Series C Preferred Stock that had been issued in connection with the 2018 Subscription Agreement into 50,000,000 shares of our Common Stock. Our Common Stock on the date of conversion had a per-share fair market value of $0.1076 based on the closing price of our Common Stock as reported by the OTCM on that date, or an aggregate fair market value of $5,380,000. On July 11, 2019, Mr. Nicoletti converted the remaining 56,000 shares of our Series C Preferred Stock that had been issued pursuant to the 2018 Subscription Agreement into 56,000,000 shares of our Common Stock. Our Common Stock had a per-share fair market value of $0.1135 at the date of conversion based on the closing price of our Common Stock as reported by the OTCM on that date, or an aggregate fair market value of $6,356,000.

The above paragraph of amended and additional disclosure is on pages II-4 and II-6 in Amendment No. 2.

15.	Please disclose the per share fair market value of your common stock based on the closing price as reported by OTCM on the dates you issued to Mr. Nicoletti 45,000 shares of Series C Preferred Stock and 55,000 shares of Series C Preferred Stock, respectively.

Response:

We sold 100,000 shares of our Series C Preferred Stock to Mr. Nicoletti pursuant to the March 2017 Subscription Agreement. Mr. Nicoletti converted 45,000 shares of our Series C Preferred Stock on November 16, 2018 and the remaining 55,000 shares of our Series C Preferred Stock on February 11, 2019. The per-share fair market values of our Common Stock on the dates on which we (i) entered the March 2017 Subscription Agreement, (ii) issued the 100,000 shares of our Series C Preferred Stock, (iii) converted 45,000 of those shares of our Series C Preferred Stock, and (iv) converted the remaining 55,000 shares of our Series C Preferred Stock are discussed in the response to comment 14 above, and are contained on pages II-4 and II-5 in Amendment No. 2.

16.	Please reconcile your disclosure in this section that 50,000 shares of Series B Preferred Stock were convertible into fifty million shares of common stock with your disclosure on page 28 that each share of Series B Preferred Stock is convertible into one share of common stock. Also, reconcile your disclosure on pages II-3 through II-5 that each share of Series C Preferred Stock was convertible into 1,000 shares of common stock with your disclosure on page 28 about the conversion ratio of the Series C Preferred Stock.

Response:

Originally, each share of our Series B Preferred Stock had conversion rights, whereby each was convertible into 1,000 shares of our Common Stock. On July 12, 2018, we amended the Certificate of Designation of the Preferences, Rights, and Limitations of the Series B Preferred Stock, such that each share could then be converted into only one share of our Common Stock.

Similarly, each share of our Series C Preferred Stock originally had conversion rights, whereby each was convertible into 1,000 shares of our Common Stock. On July 8, 2020, we amended the Certificate of Designation of the Preferences, Rights, and Limitations of the Series C Preferred Stock, such that each share could then be converted into only one share of our Common Stock.

We have clarified our disclosures on pages 25 and II-2 in Amendment No. 2.

Signatures, page II-11

17.	Please include the second paragraph of text on the Signatures page. Below the second paragraph, have your principal executive officer, principal financial officer, principal accounting officer or control, and a majority of the board of directors sign the offering statement in their individual capacities.

Response:

The signature page has been revised in Amendment No. 2.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned or Randolf W. Katz at 949-697-3103 or Alissa K. Lugo at 407-649-4015.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

KONA GOLD BEVERAGE, INC.

By:	/s/ Robert Clark
Robert Clark
President and Chief Executive Officer